CUSIP No. 53803X150	SCHEDULE 13G	Page 1 of 11

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Live Oak Bancshares, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

53803X150
(CUSIP Number)

March 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53803X150	SCHEDULE 13G	Page 2 of 11

1	NAMES OF REPORTING PERSONS Maurice J. Koury Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,950,560
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,950,560
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,950,560
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9% (1)
12	TYPE OF REPORTING PERSON OO

(1)	Based upon 35,360,011 Shares of Class A common stock and 4,643,530 Shares of Class B common stock outstanding as of May 4, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 7, 2018.

CUSIP No. 53803X150	SCHEDULE 13G	Page 3 of 11

1	NAMES OF REPORTING PERSONS Ann K. Koury, Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,000
	6	SHARED VOTING POWER 1,950,560
	7	SOLE DISPOSITIVE POWER 2,000
	8	SHARED DISPOSITIVE POWER 1,950,560
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,952,560
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9% (2)
12	TYPE OF REPORTING PERSON IN

(2)	Based upon 35,360,011 Shares of Class A common stock and 4,643,530 Shares of Class B common stock outstanding as of May 4, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 7, 2018.

CUSIP No. 53803X150	SCHEDULE 13G	Page 4 of 11

1	NAMES OF REPORTING PERSONS Bradford A. Koury, Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,950,560
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,950,560
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,950,560
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9% (3)
12	TYPE OF REPORTING PERSON IN

(3)	Based upon 35,360,011 Shares of Class A common stock and 4,643,530 Shares of Class B common stock outstanding as of May 4, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 7, 2018.

CUSIP No. 53803X150	SCHEDULE 13G	Page 5 of 11

1	NAMES OF REPORTING PERSONS Ernest A. Koury, Jr., Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,000
	6	SHARED VOTING POWER 1,950,560
	7	SOLE DISPOSITIVE POWER 20,000
	8	SHARED DISPOSITIVE POWER 1,950,560
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,970,560
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9% (4)
12	TYPE OF REPORTING PERSON IN

(4)	Based upon 35,360,011 Shares of Class A common stock and 4,643,530 Shares of Class B common stock outstanding as of May 4, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 7, 2018.

CUSIP No. 53803X150	SCHEDULE 13G	Page 6 of 11

1	NAMES OF REPORTING PERSONS Teena M. Koury, Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,950,560
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,950,560
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,950,560
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9% (5)
12	TYPE OF REPORTING PERSON IN

(5)	Based upon 35,360,011 Shares of Class A common stock and 4,643,530 Shares of Class B common stock outstanding as of May 4, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 7, 2018.

CUSIP No. 53803X150	SCHEDULE 13G	Page 7 of 11

1	NAMES OF REPORTING PERSONS Miltom E. Petty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 98,512 (6)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 98,512 (6)
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,512
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2% (7)
12	TYPE OF REPORTING PERSON IN

(6)	Includes 86,512 shares of Class A common stock and 12,000 options to acquire Class A common stock exercisable within 60 days of the date of this filing.
(7)	Based upon 35,360,011 Shares of Class A common stock and 4,643,530 Shares of Class B common stock outstanding as of May 4, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 7, 2018.

CUSIP No. 53803X150	SCHEDULE 13G	Page 8 of 11

Item 1.

(a)	Name of Issuer:

Live Oak Bancshares, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1741 Tiburon Drive, Wilmington, North Carolina 28403.

Item 2

(a)	Name of Person Filing:

This statement is filed by the Maurice J. Koury Trust (the “Trust”), together with the following current and former trustees of the Trust: Ann K. Koury, Bradford A. Koury, Ernest A. Koury, Jr., Teena M. Koury and Miltom E. Petty (who resigned from the position of trustee of the Trust effective March 31, 2017). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if none, Residence:

The principal business office of each of the Reporting Persons is P.O. Box 850, Burlington, NC 27216.

(c)	Citizenship:

The Trust: North Carolina.

Each of the other Reporting Persons: the United States of America.

(d)	Title of Class of Securities:

Class A Common Stock

(e)	CUSIP Number:

53803X150

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

The 1,950,560 common shares of the Company shown in the foregoing Schedule 13G as beneficially owned by the Maurice J. Koury Trust (the “Trust”) were acquired by the Trust upon distribution from the Estate of Maurice J. Koury and represent (a) 0 common shares of the Company as to which the Trust has sole dispositive and voting power, and (b) 1,950,560 shares as to which the Trust has shared dispositive and voting power.

The 1,952,560 common shares of the Company shown in the foregoing Schedule 13G as beneficially owned by Ann K. Koury represent (a) 2,000 common shares of the Company as to which Ms. A. Koury has sole dispositive and voting power, and (b) 1,950,560 shares as to which the Trust has shared dispositive and voting power.

The 1,950,560 common shares of the Company shown in the foregoing Schedule 13G as beneficially owned by Bradford A. Koury represent (a) 0 common shares of the Company as to which Mr. B. Koury has sole dispositive and voting power, and (b) 1,950,560 shares as to which the Trust has shared dispositive and voting power.

CUSIP No. 53803X150	SCHEDULE 13G	Page 9 of 11

The 1,970,560 common shares of the Company shown in the foregoing Schedule 13G as beneficially owned by Ernest A. Koury, Jr. represent (a) 20,000 common shares of the Company as to which Mr. E. Koury has sole dispositive and voting power, and (b) 1,950,560 shares as to which the Trust has shared dispositive and voting power.

The 1,950,560 common shares of the Company shown in the foregoing Schedule 13G as beneficially owned by Teena M. Koury represent (a) 0 common shares of the Company as to which Ms. T. Koury has sole dispositive and voting power, and (b) 1,950,560 shares as to which the Trust has shared dispositive and voting power.

The 98,512 common shares of the Company shown in the foregoing Schedule 13G as beneficially owned by Miltom E. Petty include (a) 86,512 common shares of the Company as to which Mr. Petty has sole dispositive and voting power and (b) 12,000 options to acquire Class A common stock exercisable within 60 days of the date of this filing. Mr. Petty resigned as trustee of the Trust effective March 31, 2017 and does not have any interest in the shares owned by the Trust.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein except to the extent of his, her or its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities. Accordingly, this Amendment No. 1 constitutes an exit filing for each of the Reporting Persons.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2018

maurice j. koury TRUST		ANN K. KOURY

By:	/s/ Ann. K. Koury	/s/ Ann. K. Koury
	Name:Ann K. Koury	Ann K. Koury, Individual
Title:	Trustee

maurice j. koury TRUST		BRADFORD A. KOURY

By:	/s/ Bradford A. Koury	/s/ Bradford A. Koury
	Name:Bradford A. Koury	Bradford A. Koury, Individual
Title:	Trustee

maurice j. koury TRUST		TEENA M. KOURY

By:	/s/ Teena M. Koury	/s/ Teena M. Koury
	Name:Teena M. Koury	Teena M. Koury, Individual
Title:	Trustee

maurice j. koury TRUST		ERNEST A. KOURY, JR.

By:	/s/ Ernest A. Koury, Jr.	/s/ Ernest A. Koury, Jr.
	Name:Ernest A. Koury, Jr.	Ernest A. Koury, Jr., Individual
Title:	Trustee

MILTOM E. PETTY

/s/ Miltom E. Petty
Miltom E. Petty, Individual

Exhibit Index

Exhibit 1*	Joint Filing Agreement, dated November 10, 2016, among the Trust, Ann K. Koury, Bradford A. Koury, Ernest A. Koury, Jr., Teena M. Koury and Miltom E. Petty.

* Previously filed on the Schedule 13G filed by the Reporting Persons on November 11, 2016.